By EDGAR Electronic Transmission

October 17, 2012

United States Securities & Exchange Commission
Attn:  Melissa Walsh, Staff Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re: Acxiom Corporation
Form 10-K for the fiscal year ended March 31, 2012
Filed May 25, 2012
File No. 000-13163

Dear Ms. Walsh:

The following is our response to the letter from Stephen Krikorian dated October 2, 2012.  We have included your comment, followed by our response.

Form 10-K for the Fiscal Year Ended March 31, 2012

Annual Financial Statements

Consolidated Statements of Operations, page F-28

1.
In response to prior comment 3, you indicate that everything you sell constitutes a service, except for the small amounts of equipment sales.  Tell us why you consider the sale of data, software and hardware to be revenue from services.  We refer you to your response to comment 2 in your letter dated May 5, 2004 indicating that in future filings you would separately present revenues from data following Rule 5-03 of Regulation S-X.  Tell us the amount of revenue from data, software and hardware recognized in each of the periods presented.  If other revenue represents more than 10% of total revenue, tell us what consideration you gave to revising your presentation of revenue and cost of revenue in future filings to comply with Rules 5-03.1 and 5-03.2 of Regulation S-X.

Acxiom response:  Sales of third-party hardware and software are not a significant portion of Acxiom’s revenue.  For fiscal 2012, hardware revenue totaled approximately $15.3 million, or 1.3% of total revenue, and software revenue was approximately $3.0 million, or 0.3%.  For fiscal 2011 and 2010, the level of hardware and software revenue as a percentage of total revenue was less.  Acxiom is a reseller for various hardware and software vendors’ products. The hardware that we sell through these reseller arrangements is the only tangible product that we sell.  Even including hardware and software together, revenue from these transactions is substantially less than 10% of our revenue for all periods.  We do not expect that hardware and software revenues will ever be a material portion of our revenues, but we acknowledge that revenues from tangible products should be separately broken out on the income statement along with the associated cost of revenue if the amounts ever reach the 10% threshold.

In the 2004 comment letter that you reference, we noted that we did not sell tangible products other than third-party hardware and software. However, we agreed to break out data products and services because data was a component of one of our reportable segments at the time.  Separately reporting information (data) products and information services was also consistent with our internal management structure and our segment reporting for the last several years.  In the December 2012 fiscal quarter, our new management team (which has substantially changed since 2004) reevaluated our management model, as well as our internal financial reporting structure.  The reorganization of our internal management structure led to a change in the way our chief operating decision maker analyzes the business and this led to a change in our segment disclosure.  For our segment structure, we changed from reporting the two segments of Information Services and Information Products to reporting the three segments of Marketing and Data Services (revenue of $772 million in 2012), IT Infrastructure Management Services (revenue of $292 million in 2012), and Other Services (revenue of $67 million in 2012), as shown on page F-63 of our 10-K.  Over 90% of the previously separated information products revenue is now included in the Marketing and Data Services segment, with the remainder included in the Other Services segment.  We believe, and this has been confirmed with investors and securities analysts, that this reporting change provided additional clarity and transparency into Acxiom’s financial results.

In addition to changing our segment disclosure in the December 2012 fiscal quarter, we also evaluated the presentation of revenue and related costs in the income statement.  As part of our evaluation of the income statement presentation, we reviewed Rule 5-03 and particularly focused on whether our information products were tangible products or services.  As part of this review, we reviewed the financial statements of a number of our competitors who have similar information products and determined that none separately disclose on the income statement data or information products revenue and services revenue.  In addition, from discussions internally and with securities analysts we determined that there was confusion over which of our offerings were considered information products versus which were considered services.  The confusion arises because data is such a key component of many marketing services that Acxiom performs.  Therefore we concluded that our information (or data) products should be considered a service.

Our belief that data is a service affects how we describe our business to investors.  The following is an excerpt from Item 1. Business of the March 31, 2012 Form 10-K:

We excel in relationships with organizations that view the activation, management, and application of data as an integral component of their business decision-making processes. We help these clients with and generate our revenue from the following categories of services, realigned consistently with the company’s long-term strategy: Marketing and Data Services, IT Infrastructure Management, and Other Services.

•     Marketing and Data Services is our largest business segment.  In this business, we refine data to help global marketing leaders make better business decisions and achieve stronger results.  The range of capabilities we provide includes data sourcing; data activation via analytics, integration and enhancement; the building and managing of customer marketing databases; partner integration; and the application of insights to the range of business applications that our clients’ value.  Our offering spans technology, applications and tools, and consulting and analytics.

•     Our IT Infrastructure Management business provides mainframe, server hosting and cloud computing services.  We have unique experience hosting complex, processing-intensive database environments and maintaining a highly secure IT environment.

•     The Other Services segment includes e-mail fulfillment - the execution of email campaigns for our clients; our risk business - providing solutions that combine proprietary, public and third-party information, analytics and advanced technology to assist clients in evaluating, predicting and managing risk and improving operational effectiveness (predominantly in the US); and our UK fulfillment business - providing outsourced call-center operations.

As you can see from our description of the business above, we refer to data as a component of our services offerings rather than as a separate product.  While it is true that other sections of the 10-K may refer to “data products” or “products and services”, this is a generic reference to “products and services” rather than a determination that our products are separate from our services.

Certain of our Marketing and Data Services are generally described in our external marketing materials as “products”.  For example, our “Consumer Data Products Catalog” is available via our corporate website.  However, a review of this catalog and how it describes these “products” clearly indicates these are services offerings.  Categories in the catalog include:

•	InfoBase Enhancement
•	InfoBase List Products
•	Personicx
•	InfoBase TeleSource
•	InfoBase Telephone Directories
•	InfoBase eProducts
•	InfoBase Analytic Products
•	InfoBase Suppression Products.

Revenue from these data services was $193 million in fiscal 2012, $188 million in fiscal 2011, and $185 million in fiscal 2010.  In each of the above cases, the “products” are described as services that Acxiom performs for the customer, using various kinds of data which are also described.  Generally, Acxiom believes its Marketing and Data Services are all about answering questions about businesses and people and providing insights to our customers analogous to what Google does when someone conducts a search using Google’s search engine.  As an example, a marketer may send Acxiom a list of names and addresses and ask Acxiom to provide current telephone numbers using InfoBase TeleSource.  Or a marketer might ask Acxiom to use InfoBase Enhancement to indicate whether individuals buy or rent their house.  Or a marketer might request Acxiom to use its InfoBase List Products to provide a file of names and addresses indicating each individual listed is interested in a certain sport or hobby.  Or a marketer might be already using Acxiom to perform database management services and might ask Acxiom to enhance the database by performing analytic services to divide the designated consumer records into life-stage clusters (such as stable singles, prosperous families, comfortable renters, etc.) using Personicx.  A marketer might also ask Acxiom to verify and score a potential lead that they have obtained.  The marketer sends Acxiom the information they have on the lead, and Acxiom then verifies that the information evidences a real person and, using information available in Acxiom’s databases, provides a score to the marketer indicating the potential value of the lead.  Finally a marketer might ask Acxiom to compare a marketing list that they already own to various types of suppression lists using InfoBase Suppression Products.  These flag consumer records in a way so as to direct the marketer not to send mail to individuals who have requested not to receive such marketing offers, or individuals who they may wish not to send offers to.  In each of these cases, as well as many other examples too numerous to cite individually, the service is provided using data, but it clearly is the performance of a service that generates the value to the client rather than the sale of a tangible product.  What the customer is paying for is not the particular data element or analytic indicator that might be applied to the list or the database, but the insight delivered by Acxiom through its expertise in compiling, summarizing, analyzing, and interpreting many data sources to make it possible to use the results appropriately in its marketing activity.

In general with sales of tangible products, the customer would receive a physical delivery of physical units of the product, along with ownership or title to the product.  In the case of information products, delivery is accomplished electronically, and the customer obtains the use of the information, score, suppression flag, etc. for a specified purpose.  Importantly, however, the use of data by one customer does not preclude Acxiom from using the same data to provide other services to another customer, nor the continued use of the data in Acxiom’s in-house databases or powering our other data-supported service offerings.  This is another reason we believe that describing the sale of data as a product is confusing to financial statement users who naturally expect sales of product to be accompanied by a reduction in inventory and a related cost of goods sold.  Neither of these applies to data, which is not consumed as it is used.

In summary, notwithstanding the fact that some of our service offerings can be described as “data products”, these are in fact services rather than tangible products.  The only tangible products we sell are the immaterial amounts of third-party hardware revenue referred to above.  We recognize that Rules 5-03.1 and 5-03.2 of Regulation S-X require separate disclosure of any class of revenue that represents more than 10% of total revenue.  However, no other class of revenue represents more than 10% of Acxiom’s total revenue and, therefore, no other class of revenue is separately reported in the Company’s income statement.

We believe the above response addresses your comment.  However, if you have further comments or need additional information, you can reach me at 650-356-3655 or you may call Wayne Gregory, Director of Finance, at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Warren C. Jenson
Warren C. Jenson Chief Financial Officer & Executive Vice President